UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

April 21, 2022

BHP GROUP LIMITED

(ABN 49 004 028 077)

(Exact name of Registrant as specified in its charter)

VICTORIA, AUSTRALIA

(Jurisdiction of incorporation or organisation)

171 COLLINS STREET, MELBOURNE, VICTORIA 3000 AUSTRALIA

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:  ☒ Form 20-F    ☐ Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):   ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):   ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:  ☐ Yes    ☒No

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):    n/a

NEWS RELEASE

Release Time	IMMEDIATE

Date	21 April 2022

Release Number	12/22

BHP OPERATIONAL REVIEW

FOR THE NINE MONTHS ENDED 31 MARCH 2022

Note: All guidance is subject to further potential impacts from COVID-19 during the 2022 financial year.

•	We continue to deliver safe, reliable production and navigate the COVID-19 challenges as the pandemic evolves.

•

Production guidance for the 2022 financial year remains unchanged for iron ore, metallurgical coal and energy coal. Full year total copper production guidance has been lowered to between 1,570 and 1,620 kt, reflecting lowered production guidance for Escondida. Full year nickel production guidance has been lowered to between 80 and 85 kt due to COVID-19 related labour constraints.

•

Full year unit cost guidance(1) for Western Australia Iron Ore (WAIO), Escondida and Queensland Coal remains unchanged. Full year unit cost guidance for New South Wales Energy Coal (NSWEC) has been increased to between US$76 and US$81 per tonne, reflecting a targeted increase in the proportion of higher quality coal to capture more value from the record high prices for higher quality thermal coal.

•

Our potash major projects under development are tracking to plan. The Jansen shaft project is 99% complete while Jansen Stage 1 activities continue to progress at the port, the Jansen site and for the underground mining systems.

•	The divestment of BHP’s interest in BHP Mitsui Coal (BMC) to Stanmore Resources Limited is expected to complete on 3 May 2022.

•

Completion of the proposed merger of BHP’s oil and gas portfolio with Woodside Petroleum Ltd is targeted for 1 June 2022, subject to the satisfaction of conditions precedent including approval by Woodside shareholders at the Woodside general meeting on 19 May 2022.

Production	Mar YTD22 (vs Mar YTD21)		Mar Q22 (vs Dec Q21)		Mar Q22 vs Dec Q21 commentary
Copper (kt)	1,111.7 (10%	)	369.7 1%		Higher volumes at Olympic Dam following completion of the planned smelter maintenance campaign. This was partially offset by lower volumes at Escondida mainly due to COVID-19 workforce impacts and public road blockades as a result of social unrest.
Iron ore (Mt)	189.1 0%		59.7 (10%	)	Lower volumes at WAIO reflecting temporary labour constraints due to COVID-19, train driver shortages and planned maintenance activities. This was partially offset by record production from the MAC hub with the continued ramp up of South Flank.
Metallurgical coal (Mt)(2)	28.2 (2%	)	10.6 20%		Increased volumes as a result of lower rainfall than the prior period coupled with strong operational performance driven by improved truck productivity.
Energy coal (Mt)(3)	9.8 (1%	)	2.6 (13%	)	Lower volumes due to continued wet weather and COVID-19 related absenteeism impacting stripping and mine productivity, as well as an increased proportion of higher quality products.
Nickel (kt)	58.0 (13%	)	18.7 (13%	)	Lower volumes reflecting temporary labour constraints due to COVID-19 related absenteeism and workforce shortages.
Discontinued operations
Petroleum (MMboe)	77.3 2%		24.1 (6%	)	Lower volumes due to reduced seasonal gas demand at Bass Strait and lower well productivity at Atlantis.

Group copper equivalent production decreased by 3%(4) over the nine months ended 31 March 2022 mainly due to lower copper volumes.

BHP Operational Review for the nine months ended 31 March 2022	1

Summary

BHP Chief Executive Officer, Mike Henry:

“BHP delivered safe and reliable production in the third quarter. Our WA iron ore business continues to perform strongly as we navigate the state’s first major COVID-19 wave, and we remain on track to achieve full year volume and cost guidance. Amid record high prices, our Queensland metallurgical coal business delivered strong underlying performance and benefited from better weather in the quarter.

In copper, Spence production is increasing and the Olympic Dam smelter is performing strongly as it returns to full production following planned maintenance. These gains have been more than offset at Escondida by impacts from COVID-19 and public road blockades in Antofagasta, which are reflected in a revision to overall production guidance.

Our Jansen potash project is on track, with good progress on the shafts, in the underground mining systems and at the port. The merger of our petroleum assets with Woodside has progressed and is set for completion in June 2022, while the divestment of our BMC business to Stanmore should complete in May 2022.

Market volatility and inflationary pressures have increased further as a result of the Russian invasion of Ukraine. We continue our work to mitigate cost pressures through a sharp focus on operational reliability and cost discipline. While we expect conditions to improve during the course of the 2023 calendar year, we anticipate the skills shortages and overall labour market tightness in Australia and Chile to continue in the period ahead.

Our hearts go out to all those impacted by the tragic events in Ukraine. The BHP Foundation has donated US$5 million to aid the response to the humanitarian crisis.”

Operational performance

Production and guidance are summarised below.

Note: All guidance is subject to further potential impacts from COVID-19 during the 2022 financial year.

Production	Mar YTD22	Mar Q22	Mar YTD22 vs Mar YTD21	Mar Q22 vs Mar Q21	Mar Q22 vs Dec Q21	Previous FY22 guidance	Current FY22 guidance
Copper (kt)	1,111.7	369.7	(10%)	(6%)	1%	1,590 –1,760	1,570 –1,620	Lowered
Escondida (kt)	714.7	226.4	(13%)	(9%)	(7%)	1,020 –1,080	1,000 –1,030	Lowered
Pampa Norte (kt)	204.0	68.2	37%	31%	0%	260 – 300	260 – 300	Unchanged
Olympic Dam (kt)	82.7	39.0	(46%)	(30%)	>100%	140 – 150	140 – 150	Lower end
Antamina (kt)	110.3	36.1	2%	4%	(6%)	120 – 140	120 – 140	Upper end
Iron ore (Mt)	189.1	59.7	0%	1%	(10%)	249 – 259	249 – 259
WAIO (Mt)	186.0	58.7	(1%)	0%	(10%)	246 – 255	246 – 255	Unchanged
WAIO (100% basis) (Mt)	211.1	66.7	0%	0%	(10%)	278 – 288	278 – 288	Unchanged
Samarco (Mt)	3.1	1.0	>100%	13%	(3%)	3 – 4	3 – 4	Upper end
Metallurgical coal (Mt)(i)	28.2	10.6	(2%)	10%	20%	38 – 41	38 – 41	Unchanged
BMA (Mt)	21.0	7.9	(7%)	3%	26%	—	29 – 31
BHP Mitsui Coal (100% basis) (Mt)	7.3	2.6	18%	41%	4%	—	9 – 10
Queensland Coal (100% basis) (Mt)	49.2	18.5	(4%)	7%	22%	68 – 72	68 – 72	Unchanged
Energy coal – NSWEC (Mt)	9.8	2.6	(1%)	(14%)	(13%)	13 – 15	13 – 15	Unchanged
Nickel (kt)	58.0	18.7	(13%)	(8%)	(13%)	85 – 95	80 – 85	Lowered
Discontinued operations
Petroleum (MMboe)(ii)	77.3	24.1	2%	(5%)	(6%)	—	—

(i)

Completion of the divestment of BMC is expected on 3 May 2022. Full year BMA and BMC production guidance has been itemised under Queensland Coal, however economic and operating control of BMC will transfer to Stanmore Resources Limited once the sale has completed.

(ii)

Given our announcement of a binding share sale agreement for the proposed merger of BHP’s oil and gas portfolio with Woodside in November 2021 with completion of the merger expected to occur on 1 June 2022, no further annual production guidance for Petroleum will be provided. The effective date of the merger is 1 July 2021.

BHP Operational Review for the nine months ended 31 March 2022	2

Major development projects

At the end of March 2022, BHP had two major projects under development, the US$2.97 billion Jansen mine shafts project and the US$5.7 billion Jansen Stage 1 project. Our major projects under development are tracking to plan.

Corporate update

Portfolio

In February 2022, BHP advanced its early-stage copper interests by investing C$100 million to acquire a five per cent equity interest in Filo Mining, a Toronto Stock Exchange listed exploration and development company. Filo Mining owns the Filo del Sol project located in the Atacama Region of Chile and adjacent to the San Juan Province in Argentina, which is in the advanced exploration stage. The proceeds from BHP’s investment will be used for exploration and project studies. Filo Mining and BHP have agreed to form a joint advisory committee to share expertise, exploration concepts, and discuss future project development options.

All conditions precedent under the Share Sale and Purchase Agreement for the divestment of BHP’s 80 per cent interest in BMC to Stanmore Resources Limited have been satisfied, and completion is expected to occur on 3 May 2022. The purchase price comprises US$1.1 billion cash on completion, US$100 million in cash six months after completion and the potential for up to US$150 million in a commodity price-linked earnout payable in the 2024 calendar year.

Completion of the merger of BHP’s oil and gas portfolio with Woodside is targeted for 1 June 2022, subject to satisfaction of conditions precedent including approval by Woodside shareholders at the Woodside general meeting on 19 May 2022. All required regulatory and competition approvals have been obtained, other than the National Offshore Petroleum Titles Administrator approval which is expected prior to completion. BHP is expected to receive 914,768,948 newly issued Woodside shares at completion and determine a fully franked in specie dividend of the Woodside shares to BHP shareholders. BHP shareholders are expected to be entitled to one Woodside share for every 5.5340 BHP shares they hold on the BHP register at the record date of 26 May 2022. Additional information on the proposed in specie dividend and share distribution can be found in our announcement on 8 April 2022.

Samarco

Samarco’s Judicial Reorganisation process is continuing in the Commercial Courts of Belo Horizonte, State of Minas Gerais. The Judicial Reorganisation is a process for Samarco to restructure its financial debts in order to establish a sustainable independent financial position that would allow Samarco to continue its operations safely and meet its Renova Foundation obligations. BHP Brasil will continue to support Samarco in this process. The Judicial Reorganisation does not affect Samarco’s obligation or commitment to make full redress for the 2015 Fundão dam failure, and it does not impact Renova Foundation’s ability to undertake remediation and compensation works. BHP Brasil and Vale each hold a 50 per cent interest in Samarco.

Separately, negotiations are also ongoing with State and Federal Prosecutors and other Brazilian public authorities on the review of the Framework Agreement(5), seeking a definitive and substantive settlement of Brazilian claims relating to the dam failure.

BHP Operational Review for the nine months ended 31 March 2022	3

Copper

Production

	Mar YTD22	Mar Q22	Mar YTD22 vs Mar YTD21	Mar Q22 vs Mar Q21	Mar Q22 vs Dec Q21
Copper (kt)	1,111.7	369.7	(10%)	(6%)	1%
Zinc (t)	95,624	32,732	(13%)	(2%)	11%
Uranium (t)	1,599	781	(40%)	(6%)	>100%

Copper – Total copper production decreased by 10 per cent to 1,112 kt. Guidance for the 2022 financial year has been lowered to between 1,570 and 1,620 kt, from between 1,590 and 1,760 kt, which reflects lowered production guidance for Escondida.

Our Chilean assets experienced a challenging operating environment in the March 2022 quarter due to a reduction in our operational workforce as a result of a significant increase in COVID-19 cases in Chile, particularly the Omicron variant, and the mitigation measures implemented. This is despite high COVID-19 vaccination rates and continued use of control measures at our operating sites.

Escondida copper production decreased by 13 per cent to 715 kt primarily due to grade decline in the current mining area, the impact of a reduced operational workforce from COVID-19 and public road blockades associated with social unrest affecting access to site for both workers and supplies. Escondida achieved record material mined for the nine months to March 2022 despite these challenges. Production guidance for the 2022 financial year has been lowered to between 1,000 and 1,030 kt, from between 1,020 and 1,080 kt, reflecting the impact of increased COVID-19 cases and related supply constraints, as well as the road blockades. Concentrator feed grade decline in the current mining area remains forecast at approximately 2 per cent for the year. Medium term guidance of an annual average of 1.2 Mt of copper production over the next five years remains unchanged, with production expected to be weighted towards the latter years.

Pampa Norte copper production increased by 37 per cent to 204 kt, reflecting the continued ramp up of the Spence Growth Option (SGO), partially offset by the impact of lower cathode production as a result of grade decline and the public road blockades. Ore stacking grade for cathodes is now expected to decline by approximately 15 per cent for the 2022 financial year due to a change in mine sequencing. Production guidance for the 2022 financial year remains unchanged at between 260 and 300 kt. We continue to progress the plant design modifications required at SGO to achieve planned copper production levels. The Spence guidance to average 300 ktpa (including cathodes) in the first four years of production will be subject to the timing of these modifications being completed.

Olympic Dam copper production decreased by 46 per cent to 83 kt as a result of the execution of the major smelter maintenance campaign which was completed in January 2022. The subsequent smelter ramp up to full capacity was achieved in April 2022, and has delivered 17 per cent higher smelted tonnes compared to the ramp up after the prior maintenance campaign in 2017. Production for the 2022 financial year is expected to be at the lower end of the guidance range of between 140 and 150 kt primarily as a result of COVID-19 related impacts to the completion of the smelter maintenance campaign.

Antamina copper production increased by two per cent to 110 kt, reflecting higher copper head grades. Zinc production decreased by 13 per cent to 96 kt reflecting lower zinc head grades. Production guidance remains unchanged, with copper production expected to be at the upper end of the 120 to 140 kt guidance range, and zinc production between 115 and 130 kt.

BHP Operational Review for the nine months ended 31 March 2022	4

Iron Ore

Production

	Mar YTD22	Mar Q22	Mar YTD22 vs Mar YTD21	Mar Q22 vs Mar Q21	Mar Q22 vs Dec Q21
Iron ore production (kt)	189,101	59,700	0%	1%	(10%)

Iron ore – Total iron ore production in line with the prior period at 189 Mt. Production guidance for the 2022 financial year remains unchanged at between 249 and 259 Mt.

WAIO production of 186 Mt (211 Mt on a 100 per cent basis) was in line with the prior period. The impacts of temporary labour constraints relating to COVID-19, train driver shortages, planned track renewal works in the March 2022 quarter, and the planned major maintenance on car dumper one and the Jimblebar train load out in the first half were offset by continued strong supply chain performance, including higher car dumper performance, and favourable weather compared to the prior period. South Flank ramp up to full production capacity of 80 Mtpa (100 per cent basis) over three years remains on track with an average rate of 58 Mtpa achieved in the March 2022 quarter contributing to record production from the MAC hub and record lump sales.

Production guidance for the 2022 financial year remains unchanged at between 246 and 255 Mt (278 and 288 Mt on a 100 per cent basis). Production in the June 2022 quarter is expected to be impacted by continued COVID-19 related absenteeism as Western Australia approaches anticipated peak case numbers, and planned car dumper maintenance.

Samarco production was 3.1 Mt (BHP share), following the recommencement of iron ore pellet production at one concentrator in December 2020. Production guidance for the 2022 financial year remains unchanged at between 3 and 4 Mt (BHP share), with production expected to be at the upper end of the guidance range.

Coal

Production

	Mar YTD22	Mar Q22	Mar YTD22 vs Mar YTD21	Mar Q22 vs Mar Q21	Mar Q22 vs Dec Q21
Metallurgical coal (kt)(2)	28,230	10,562	(2%)	10%	20%
Energy coal (kt)(3)	9,782	2,577	(1%)	(14%)	(13%)

Metallurgical coal – Metallurgical coal production decreased by two per cent to 28 Mt (49 Mt on a 100 per cent basis). Queensland Coal production guidance for the 2022 financial year remains unchanged at between 38 and 41 Mt (68 and 72 Mt on a 100 per cent basis), of which BMA is expected to contribute between 29 and 31 Mt, and BMC is expected to contribute between 9 and 10 Mt. The divestment of BHP’s 80 per cent interest in BMC to Stanmore Resources Limited is expected to complete on 3 May 2022 upon which date the economic interest in and operating control of BMC transfers to Stanmore Resources Limited.

At Queensland Coal, strong underlying operational performance, including improvements in underlying truck productivity, have been offset by significant wet weather impacts across most operations in the first half of the year and labour constraints, including COVID-19 related absenteeism, impacting stripping and mine productivity. Labour shortages and COVID-19 related absenteeism remain a risk for the remainder of the year.

Energy coal – Energy coal production is broadly in line with the prior period at 10 Mt. Production guidance for the 2022 financial year remains unchanged at between 13 and 15 Mt.

At NSWEC, continued wet weather and COVID-19 related labour constraints impacted stripping performance and mine productivity in the March 2022 quarter, offsetting the strong first half operational performance. Higher quality products now make up almost 90 per cent of sales compared to approximately 65 per cent of sales in the prior period, maximising the benefit from the widening price spread.

BHP Operational Review for the nine months ended 31 March 2022	5

Other

Nickel production

	Mar YTD22	Mar Q22	Mar YTD22 vs Mar YTD21	Mar Q22 vs Mar Q21	Mar Q22 vs Dec Q21
Nickel (kt)	58.0	18.7	(13%)	(8%)	(13%)

Nickel – Nickel West production decreased by 13 per cent to 58 kt due to the impacts of COVID-19 related labour absenteeism and workforce shortages in the March 2022 quarter, planned asset integrity work to support operational stability completed in the December 2021 quarter, as well as planned maintenance in the September 2021 quarter. Production guidance for the 2022 financial year has been lowered to between 80 and 85 kt from between 85 and 95 kt, largely reflecting the impact from COVID-19 related labour constraints.

Potash – Our potash major projects under development are tracking to plan.

Projects

Project and ownership	Capital expenditure US$M	Initial production target date	Capacity	Progress
Jansen Potash (Canada) 100%	2,972	CY27	Investment to finish the excavation and lining of the production and service shafts, and to continue the installation of essential surface infrastructure and utilities.	The project is 99% complete. Target project completion in CY22.
Jansen Stage 1 (Canada) 100%	5,723	CY27	Design, engineering and construction of an underground potash mine and surface infrastructure, with capacity to produce 4.35 Mtpa.	Approved in August 2021, project is 5% complete

Minerals exploration

Total minerals exploration expenditure for the nine months to March 2022 was US$170 million, of which US$127 million was expensed.

Work continues on existing projects, joint ventures and farm-in agreements, as well as leveraging technology to both look deeper in mature exploration jurisdictions and delineate new high potential search spaces globally. Greenfield minerals exploration is being undertaken on advancing copper targets in Chile, Ecuador, Mexico, Peru, Canada, Australia and the south-west United States. Nickel targets are also being advanced in Canada and Australia. Specifically in copper, we are testing targets with drilling in Chile, Ecuador, the United States and Australia.

In April 2022, BHP agreed to fund a new C$2 million nickel exploration program in Nunavik, Quebec as part of its strategic alliance with Midland Exploration(6). The exploration program will run during the 2022 calendar year and consist of regional magnetotelluric surveys, as well as two phases of prospecting.

At Oak Dam in South Australia, BHP is continuing next stage resource definition drilling with four drill rigs now active on site, an increase from two drill rigs previously, after commencing the program in May 2021.

BHP Operational Review for the nine months ended 31 March 2022	6

Discontinued operations - Petroleum

Production

	Mar YTD22	Mar Q22	Mar YTD22 vs Mar YTD21	Mar Q22 vs Mar Q21	Mar Q22 vs Dec Q21
Crude oil, condensate and natural gas liquids (MMboe)	36.6	11.5	8%	(1%)	(7%)
Natural gas (bcf)	244.4	75.9	(3%)	(8%)	(5%)
Total petroleum production (MMboe)	77.3	24.1	2%	(5%)	(6%)

Completion of the proposed merger of BHP’s oil and gas portfolio with Woodside Petroleum Ltd is targeted for 1 June 2022, subject to the satisfaction of conditions precedent including approval by Woodside shareholders at the Woodside general meeting on 19 May 2022. The effective date of the merger is 1 July 2021. The half year financial results for 31 December 2021 were prepared on the basis that BHP Petroleum is a discontinued operation.

Total petroleum production increased by two per cent to 77 MMboe. No further production guidance for the 2022 financial year will be provided for Petroleum given the business is presented as a discontinued operation.

Crude oil, condensate and natural gas liquids production increased by eight per cent to 37 MMboe, reflecting the additional 28 percent working interest acquired in Shenzi in November 2020, new production from Atlantis and Shenzi, increased volumes from Ruby following first production in May 2021, and lower impact from weather events in the Gulf of Mexico. The increase was partially offset by natural field decline across the portfolio.

Natural gas production decreased by three per cent to 244 bcf, reflecting natural field decline, decreased production at North West Shelf and unplanned downtime at Angostura. The decline in production has been partially offset by increased volumes from Ruby and higher seasonal demand for gas at Bass Strait.

Projects

Project and ownership	Capital expenditure US$M	Initial production target date	Capacity	Progress
Mad Dog Phase 2 (US Gulf of Mexico) 23.9% (non-operator)	2,154	H2 CY22	New floating production facility with the capacity to produce up to 140,000 gross barrels of oil equivalent per day.	First production is expected in the second half of the 2022 calendar year. On budget. The overall project is 98% complete.

Shenzi North development (US Gulf of Mexico) 72% (operator)	392	CY24	A two-well subsea tie-in to the Shenzi platform, with the capacity to produce up to 30,000 gross barrels of oil equivalent per day.	On schedule and budget. The overall project is 8% complete.

Scarborough (Western Australia) 26.5% (non-operator)	1,500	CY26	New upstream facilities designed to deliver daily gas quantities to manufacture 8 Mtpa LNG and 180 TJ/day of domestic gas.	On schedule and budget. The overall project is 13% complete.

The divestment of our interest in the ROD Integrated Development in Algeria was completed in April 2022.

BHP Operational Review for the nine months ended 31 March 2022	7

Petroleum exploration

Exploration and appraisal wells drilled during the March 2022 quarter are summarised below.

Well	Location	Target	Formation age	BHP equity	Spud date	Water depth	Total well depth	Status
Wasabi-2	Gulf of Mexico GC124	Oil	Early Miocene	75% (BHP Operator)	17 November 2021	764 m	10,114 m	Plugged & Abandoned; Encountered sub-commercial hydrocarbons

In the central Gulf of Mexico, the Wasabi-2 well encountered sub-commercial hydrocarbons and was plugged and abandoned. This completes the Wasabi exploration program, with results under evaluation to determine next steps.

On 2 March, 2022, BHP signed a farm-out agreement with a subsidiary of Shell plc. to assign 40 per cent equity in each of the two Barbados offshore Exploration Licences – the Bimshire and Carlisle Bay Blocks. The agreement is subject to customary regulatory approvals and third-party consents. Completion of the deal is expected by the end of the June 2022 quarter.

Petroleum exploration expenditure for nine months ended March 2022 was US$362 million, of which US$261 million was expensed. An approximately US$540 million exploration and appraisal program is being executed for the 2022 financial year.

BHP Operational Review for the nine months ended 31 March 2022	8

Variance analysis relates to the relative performance of BHP and/or its operations during the nine months ended March 2022 compared with the nine months ended March 2021, unless otherwise noted. Production volumes, sales volumes and capital and exploration expenditure from subsidiaries are reported on a 100 per cent basis; production and sales volumes from equity accounted investments and other operations are reported on a proportionate consolidation basis. Numbers presented may not add up precisely to the totals provided due to rounding. Copper equivalent production is based on 2021 financial year average realised prices.

The following footnotes apply to this Operational Review:

(1)

2022 financial year unit cost guidance: Escondida US$1.20-1.40/lb, WAIO US$17.50-18.50/t, Queensland Coal US$85-94/t, however economic and operating control of BMC is expected to transfer to Stanmore Resources Limited on 3 May 2022, and NSWEC US$76-81/t (revised from US$62-70/t); based on exchange rates of AUD/USD 0.78 and USD/CLP 727.

(2)

We announced the divestment of our interest in BMC in November 2021, however will continue to report BMC production as part of Queensland Coal. We maintain economic and operating control of BMC until the sale has completed, which is expected to occur on 3 May 2022.

(3)

BHP completed the sale of its 33.3 per cent interest in Cerrejón on 11 January 2022. The transaction has an effective economic date of 31 December 2020 and volumes have been reported separately in the production and sales report.

(4)	Excludes Petroleum production.

(5)

The Framework Agreement was entered into between Samarco, Vale and BHP Brasil and the relevant Brazilian authorities in March 2016 and established the Renova Foundation to develop and implement environmental and socio-economic programs to remediate and provide compensation for damage caused by the Samarco dam failure.

(6)	BHP signed an agreement for a nickel exploration alliance with Midland Exploration in August 2020.

The following abbreviations may have been used throughout this report: barrels (bbl); billion cubic feet (bcf); cost and freight (CFR); cost, insurance and freight (CIF); dry metric tonne unit (dmtu); free on board (FOB); grams per tonne (g/t); kilograms per tonne (kg/t); kilometre (km); metre (m); million barrels of oil equivalent (MMboe); million barrels of oil per day (MMbpd); million cubic feet per day (MMcf/d); million tonnes (Mt); million tonnes per annum (Mtpa); ounces (oz); pounds (lb); thousand barrels of oil equivalent (Mboe); thousand barrels of oil equivalent per day (Mboe/d); thousand ounces (koz); thousand standard cubic feet (Mscf); thousand tonnes (kt); thousand tonnes per annum (ktpa); thousand tonnes per day (ktpd); tonnes (t); and wet metric tonnes (wmt).

In this release, the terms ‘BHP’, the ‘Group’, ‘BHP Group’, ‘we’, ‘us’, ‘our’ and ourselves’ are used to refer to BHP Group Limited, BHP Group plc and, except where the context otherwise requires, their respective subsidiaries as defined in note 30 ‘Subsidiaries’ in section 3.1 of BHP’s 30 June 2021 Annual Report and Form 20-F. Those terms do not include non-operated assets. Notwithstanding that this release may include production, financial and other information from non-operated assets, non-operated assets are not included in the BHP Group and, as a result, statements regarding our operations, assets and values apply only to our operated assets unless stated otherwise. Our non-operated assets include Antamina, Samarco, Atlantis, Mad Dog, Bass Strait and North West Shelf. BHP Group cautions against undue reliance on any forward-looking statement or guidance in this release, particularly in light of the current economic climate and significant volatility, uncertainty and disruption arising in connection with COVID-19. These forward looking statements are based on information available as at the date of this release and are not guarantees or predictions of future performance and involve known and unknown risks, uncertainties and other factors, many of which are beyond our control and which may cause actual results to differ materially from those expressed in the statements contained in this release.

BHP Operational Review for the nine months ended 31 March 2022	9

Further information on BHP can be found at: bhp.com

Authorised for lodgement by:

Stefanie Wilkinson

Group Company Secretary

Media Relations	Investor Relations

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Australia and Asia	Australia and Asia

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BHP Operational Review for the nine months ended 31 March 2022	10

Production summary

		Quarter ended					Year to date
	BHP interest	Mar 2021	Jun 2021	Sep 2021	Dec 2021	Mar 2022	Mar 2022	Mar 2021
Copper (1)
Copper
Payable metal in concentrate (kt)
Escondida (2)	57.5%	202.7	195.6	194.7	196.2	178.2	569.1	676.1
Pampa Norte (3)	100.0%	5.6	21.1	26.4	24.2	32.4	83.0	6.3
Antamina	33.8%	34.7	36.1	35.8	38.4	36.1	110.3	107.9

Total		243.0	252.8	256.9	258.8	246.7	762.4	790.3

Cathode (kt)
Escondida (2)	57.5%	46.6	51.1	49.0	48.4	48.2	145.6	145.4
Pampa Norte (3)	100%	46.4	48.3	41.1	44.1	35.8	121.0	142.5
Olympic Dam	100%	55.4	50.8	29.5	14.2	39.0	82.7	154.5

Total		148.4	150.2	119.6	106.7	123.0	349.3	442.4

Total copper (kt)		391.4	403.0	376.5	365.5	369.7	1,111.7	1,232.7

Lead
Payable metal in concentrate (t)
Antamina	33.8%	468	381	378	277	282	937	2,151

Total		468	381	378	277	282	937	2,151

Zinc
Payable metal in concentrate (t)
Antamina	33.8%	33,299	35,483	33,289	29,603	32,732	95,624	109,606

Total		33,299	35,483	33,289	29,603	32,732	95,624	109,606

Gold
Payable metal in concentrate (troy oz)
Escondida (2)	57.5%	37,954	38,893	41,962	42,937	36,303	121,202	128,075
Pampa Norte (3)	100%	—	4,728	6,967	5,776	7,929	20,672	—
Olympic Dam (refined gold)	100%	37,075	48,478	26,277	37,805	29,355	93,437	97,520

Total		75,029	92,099	75,206	86,518	73,587	235,311	225,595

Silver
Payable metal in concentrate (troy koz)
Escondida (2)	57.5%	1,318	1,234	1,291	1,462	1,270	4,023	4,525
Pampa Norte (3)	100%	—	214	273	215	261	749	—
Antamina	33.8%	1,463	1,409	1,367	1,308	1,191	3,866	4,556
Olympic Dam (refined silver)	100%	275	185	191	258	149	598	625

Total		3,056	3,042	3,122	3,243	2,871	9,236	9,706

Uranium
Payable metal in concentrate (t)
Olympic Dam	100%	834	614	531	287	781	1,599	2,653

Total		834	614	531	287	781	1,599	2,653

Molybdenum
Payable metal in concentrate (t)
Pampa Norte (3)	100%	—	—	—	—	—	—	—
Antamina	33.8%	276	111	142	217	190	549	752

Total		276	111	142	217	190	549	752

BHP Operational Review for the nine months ended 31 March 2022	11

Production summary
		Quarter ended					Year to date
	BHP interest	Mar 2021	Jun 2021	Sep 2021	Dec 2021	Mar 2022	Mar 2022	Mar 2021
Iron Ore
Iron Ore
Production (kt) (4)
Newman	85%	14,614	14,560	16,461	14,577	11,847	42,885	48,661
Area C Joint Venture	85%	13,010	15,920	18,947	22,911	24,888	66,746	36,466
Yandi Joint Venture	85%	16,112	18,405	11,834	12,261	8,418	32,513	50,191
Jimblebar (5)	85%	15,241	15,337	15,009	15,324	13,553	43,886	52,056
Samarco	50%	878	1,023	1,048	1,029	994	3,071	915

Total		59,855	65,245	63,299	66,102	59,700	189,101	188,289

Coal
Metallurgical coal
Production (kt) (6)
BMA	50%	7,727	9,253	6,715	6,300	7,944	20,959	22,631
BHP Mitsui Coal (7) (8)	80%	1,863	2,570	2,135	2,518	2,618	7,271	6,171

Total		9,590	11,823	8,850	8,818	10,562	28,230	28,802

Energy coal
Production (kt)
NSW Energy Coal	100%	2,981	4,492	4,238	2,967	2,577	9,782	9,834

Total		2,981	4,492	4,238	2,967	2,577	9,782	9,834

Production (kt)
Cerrejón (9)	33.3%	1,795	1,784	2,060	2,176	—	4,236	3,180

Total		1,795	1,784	2,060	2,176	—	4,236	3,180

Other
Nickel
Saleable production (kt)
Nickel West	100%	20.4	22.4	17.8	21.5	18.7	58.0	66.6

Total		20.4	22.4	17.8	21.5	18.7	58.0	66.6

Cobalt
Saleable production (t)
Nickel West	100%	273	241	177	220	125	522	747

Total		273	241	177	220	125	522	747

Discontinued operations
Petroleum (10) (11)
Production
Crude oil, condensate and NGL (Mboe)		11,601	12,205	12,751	12,345	11,456	36,552	33,837
Natural gas (bcf)		82.6	88.6	88.4	80.1	75.9	244.4	252.0

Total (Mboe)		25,368	26,972	27,484	25,695	24,106	77,285	75,837

(1)	Metal production is reported on the basis of payable metal.
(2)	Shown on a 100% basis. BHP interest in saleable production is 57.5%.
(3)	Includes Cerro Colorado and Spence.
(4)	Iron ore production is reported on a wet tonnes basis.
(5)	Shown on a 100% basis. BHP interest in saleable production is 85%.
(6)	Metallurgical coal production is reported on the basis of saleable product. Production figures include some thermal coal.
(7)	Shown on a 100% basis. BHP interest in saleable production is 80%.
(8)

BHP announced the divestment of its interest in BHP Mitsui Coal (BMC) in November 2021, but will continue to report BMC as part of Queensland Coal as BHP maintain economic and operating control of BMC until the sale has completed, which is expected to occur on 3 May 2022.

(9)	BHP completed the sale of its 33.3 per cent interest in Cerrejón on 11 January 2022. Production reported until 31 December 2021.
(10)	BHP announced a binding share sale agreement for the proposed merger of BHP’s oil and gas portfolio with Woodside in November 2021 with completion expected on 1 June 2022.
(11)

LPG and ethane are reported as natural gas liquids (NGL). Product-specific conversions are made and NGL is reported in barrels of oil equivalent (boe). Total boe conversions are based on 6 bcf of natural gas equals 1,000 Mboe.

Throughout this report figures in italics indicate that this figure has been adjusted since it was previously reported.

BHP Operational Review for the nine months ended 31 March 2022	12

Production and sales report

		Quarter ended					Year to date
		Mar	Jun	Sep	Dec	Mar	Mar	Mar
		2021	2021	2021	2021	2022	2022	2021
Copper
Metals production is payable metal unless otherwise stated.
Escondida, Chile (1)
Material mined	(kt)	95,978	104,043	113,874	117,284	107,676	338,834	276,609
Concentrator throughput	(kt)	32,654	31,903	33,528	35,787	30,235	99,550	103,690
Average copper grade - concentrator	(%)	0.78%	0.77%	0.73%	0.71%	0.80%	0.74%	0.82%
Production ex mill	(kt)	207.8	202.8	201.2	203.6	191.5	596.3	697.8

Production
Payable copper	(kt)	202.7	195.6	194.7	196.2	178.2	569.1	676.1
Copper cathode (EW)	(kt)	46.6	51.1	49.0	48.4	48.2	145.6	145.4
- Oxide leach	(kt)	16.1	14.5	14.8	13.1	12.2	40.1	49.4
- Sulphide leach	(kt)	30.5	36.6	34.2	35.3	36.0	105.5	96.0

Total copper	(kt)	249.3	246.7	243.7	244.6	226.4	714.7	821.5

Payable gold concentrate	(troy oz)	37,954	38,893	41,962	42,937	36,303	121,202	128,075
Payable silver concentrate	(troy koz)	1,318	1,234	1,291	1,462	1,270	4,023	4,525

Sales
Payable copper	(kt)	196.9	194.1	190.5	200.2	177.0	567.7	678.3
Copper cathode (EW)	(kt)	49.6	49.6	46.7	49.7	47.2	143.6	143.8
Payable gold concentrate	(troy oz)	37,954	38,893	41,962	42,937	36,303	121,202	128,075
Payable silver concentrate	(troy koz)	1,318	1,234	1,291	1,462	1,270	4,023	4,525

(1)	Shown on a 100% basis. BHP interest in saleable production is 57.5%.

Pampa Norte, Chile
Cerro Colorado
Material mined	(kt)	6,153	5,498	5,378	4,782	3,516	13,676	25,521
Ore stacked	(kt)	3,283	3,702	3,566	4,029	3,181	10,776	10,881
Average copper grade - stacked	(%)	0.58%	0.58%	0.60%	0.62%	0.53%	0.59%	0.61%

Production
Copper cathode (EW)	(kt)	13.9	14.7	13.4	15.3	11.6	40.3	45.5
Sales
Copper cathode (EW)	(kt)	13.2	15.4	12.1	16.0	10.5	38.6	44.4

Spence
Material mined	(kt)	19,195	21,262	21,154	24,025	24,040	69,219	55,940
Ore stacked	(kt)	5,536	4,609	5,258	5,071	5,055	15,384	15,546
Average copper grade - stacked	(%)	0.64%	0.72%	0.64%	0.66%	0.67%	0.66%	0.84%
Concentrator throughput	(kt)	2,471	4,929	5,786	6,234	6,512	18,532	3,678
Average copper grade - concentrator	(%)	—	0.63%	0.65%	0.60%	0.65%	0.63%	—

Production
Payable copper	(kt)	5.6	21.1	26.4	24.2	32.4	83.0	6.3
Copper cathode (EW)	(kt)	32.5	33.6	27.7	28.8	24.2	80.7	97.0

Total copper	(kt)	38.1	54.7	54.1	53.0	56.6	163.7	103.3

Payable gold concentrate	(troy oz)	—	4,728	6,967	5,776	7,929	20,672	—
Payable silver concentrate	(troy koz)	—	214	273	215	261	749	—
Payable molybdenum	(t)	—	—	—	—	—	—	—

Sales
Payable copper	(kt)	1.8	20.8	28.4	24.9	28.1	81.4	1.8
Copper cathode (EW)	(kt)	30.7	34.1	27.7	31.2	20.2	79.1	95.7
Payable gold concentrate	(troy oz)	—	4,728.0	6,967.0	5,776.0	7,929	20,672	—
Payable silver concentrate	(troy koz)	—	214.0	273.0	215.0	261	749	—
Payable molybdenum	(t)	—	—	—	—	—	—	—

BHP Operational Review for the nine months ended 31 March 2022	13

Production and sales report

		Quarter ended					Year to date
		Mar	Jun	Sep	Dec	Mar	Mar	Mar
		2021	2021	2021	2021	2022	2022	2021

Antamina, Peru
Material mined (100%)	(kt)	53,762	63,393	66,581	58,179	58,118	182,878	156,249
Concentrator throughput (100%)	(kt)	12,651	13,466	13,219	13,011	13,135	39,365	39,936
Average head grades
- Copper	(%)	0.94%	0.93%	0.97%	1.00%	0.94%	0.97%	0.95%
- Zinc	(%)	1.16%	1.24%	1.16%	1.11%	1.13%	1.13%	1.26%

Production
Payable copper	(kt)	34.7	36.1	35.8	38.4	36.1	110.3	107.9
Payable zinc	(t)	33,299	35,483	33,289	29,603	32,732	95,624	109,606
Payable silver	(troy koz)	1,463	1,409	1,367	1,308	1,191	3,866	4,556
Payable lead	(t)	468	381	378	277	282	937	2,151
Payable molybdenum	(t)	276	111	142	217	190	549	752

Sales
Payable copper	(kt)	31.7	37.3	32.7	41.9	32.9	107.5	106.2
Payable zinc	(t)	34,141	32,044	32,635	32,513	29,920	95,068	112,019
Payable silver	(troy koz)	1,342	1,540	1,103	1,405	1,078	3,586	4,380
Payable lead	(t)	689	556	232	344	269	845	2,382
Payable molybdenum	(t)	192	268	86	170	199	455	936

Olympic Dam, Australia
Material mined (1)	(kt)	1,979	2,143	1,935	1,998	2,424	6,357	6,561
Ore Milled	(kt)	2,238	2,429	2,024	1,105	2,122	5,251	7,058
Average copper grade	(%)	2.02%	1.95%	2.03%	2.17%	2.21%	2.13%	2.02%
Average uranium grade	(kg/t)	0.61	0.56	0.55	0.55	0.62	0.58	0.58

Production
Copper cathode (ER and EW)	(kt)	55.4	50.8	29.5	14.2	39.0	82.7	154.5
Payable uranium	(t)	834	614	531	287	781	1,599	2,653
Refined gold	(troy oz)	37,075	48,478	26,277	37,805	29,355	93,437	97,520
Refined silver	(troy koz)	275	185	191	258	149	598	625

Sales
Copper cathode (ER and EW)	(kt)	55.6	52.7	29.1	17.9	36.3	83.3	151.7
Payable uranium	(t)	779	1,179	536	541	236	1,313	2,637
Refined gold	(troy oz)	38,852	47,300	24,654	38,768	30,935	94,357	96,296
Refined silver	(troy koz)	242	245	126	290	182	598	629

(1)	Material mined refers to underground ore mined, subsequently hoisted or trucked to surface.

BHP Operational Review for the nine months ended 31 March 2022	14

Production and sales report

		Quarter ended					Year to date
		Mar	Jun	Sep	Dec	Mar	Mar	Mar
		2021	2021	2021	2021	2022	2022	2021
Iron Ore
Iron ore production and sales are reported on a wet tonnes basis.
Western Australia Iron Ore, Australia
Production
Newman	(kt)	14,614	14,560	16,461	14,577	11,847	42,885	48,661
Area C Joint Venture	(kt)	13,010	15,920	18,947	22,911	24,888	66,746	36,466
Yandi Joint Venture	(kt)	16,112	18,405	11,834	12,261	8,418	32,513	50,191
Jimblebar (1)	(kt)	15,241	15,337	15,009	15,324	13,553	43,886	52,056

Total production	(kt)	58,977	64,222	62,251	65,073	58,706	186,030	187,374

Total production (100%)	(kt)	66,695	72,848	70,587	73,852	66,674	211,113	211,254

Sales
Lump	(kt)	15,593	16,410	17,546	17,827	16,966	52,339	49,352
Fines	(kt)	42,939	48,837	45,039	46,809	42,187	134,035	137,453

Total	(kt)	58,532	65,247	62,585	64,636	59,153	186,374	186,805

Total sales (100%)	(kt)	66,032	73,712	70,815	73,222	67,110	211,147	210,159

(1) Shown on a 100% basis. BHP interest in saleable production is 85%.
Samarco, Brazil
Production	(kt)	878	1,023	1,048	1,029	994	3,071	915
Sales	(kt)	646	1,052	1,111	950	943	3,004	646

BHP Operational Review for the nine months ended 31 March 2022	15

Production and sales report

		Quarter ended					Year to date
		Mar	Jun	Sep	Dec	Mar	Mar	Mar
		2021	2021	2021	2021	2022	2022	2021
Coal
Coal production is reported on the basis of saleable product.

Queensland Coal, Australia
Production (1)
BMA
Blackwater	(kt)	1,416	1,887	1,403	1,202	1,478	4,083	4,337
Goonyella	(kt)	2,232	2,752	1,798	1,797	2,336	5,931	6,696
Peak Downs	(kt)	1,595	1,597	1,223	960	1,395	3,578	4,295
Saraji	(kt)	1,238	1,391	999	1,081	1,366	3,446	3,098
Daunia	(kt)	496	478	377	304	338	1,019	1,450
Caval Ridge	(kt)	750	1,148	915	956	1,031	2,902	2,755

Total BMA	(kt)	7,727	9,253	6,715	6,300	7,944	20,959	22,631

Total BMA (100%)	(kt)	15,454	18,506	13,430	12,600	15,888	41,918	45,262

BHP Mitsui Coal (2) (3)
South Walker Creek	(kt)	1,031	1,500	1,462	1,535	1,530	4,527	3,387
Poitrel	(kt)	832	1,070	673	983	1,088	2,744	2,784

Total BHP Mitsui Coal	(kt)	1,863	2,570	2,135	2,518	2,618	7,271	6,171

Total Queensland Coal	(kt)	9,590	11,823	8,850	8,818	10,562	28,230	28,802

Total Queensland Coal (100%)	(kt)	17,317	21,076	15,565	15,118	18,506	49,189	51,433

Sales
BMA
Coking coal	(kt)	6,752	7,801	5,415	4,875	6,334	16,624	19,470
Weak coking coal	(kt)	1,038	1,069	734	754	805	2,293	2,951
Thermal coal	(kt)	206	400	576	455	484	1,515	267

Total BMA	(kt)	7,996	9,270	6,725	6,084	7,623	20,432	22,688

Total BMA (100%)	(kt)	15,992	18,540	13,450	12,168	15,246	40,864	45,376

BHP Mitsui Coal (2) (3)
Coking coal	(kt)	357	535	313	458	576	1,347	1,632
Weak coking coal	(kt)	1,404	2,027	1,788	1,812	2,013	5,613	4,467
Thermal coal	(kt)	—	—	—	—	—	—	—

Total BHP Mitsui Coal	(kt)	1,761	2,562	2,101	2,270	2,589	6,960	6,099

Total Queensland Coal	(kt)	9,757	11,832	8,826	8,354	10,212	27,392	28,787

Total Queensland Coal (100%)	(kt)	17,753	21,102	15,551	14,438	17,835	47,824	51,475

(1)   Production figures include some thermal coal.

(2)   Shown on a 100% basis. BHP interest in saleable production is 80%.

(3)   BHP announced the divestment of its interest in BHP Mitsui Coal (BMC) in November 2021, but will continue to report BMC as part of Queensland Coal as BHP maintain economic and operating control of BMC until the sale has completed, which is expected to occur on 3 May 2022.

NSW Energy Coal, Australia
Production	(kt)	2,981	4,492	4,238	2,967	2,577	9,782	9,834

Sales thermal coal - export	(kt)	2,827	4,691	3,780	3,718	2,703	10,201	9,935
Cerrejón, Colombia (1)
Production	(kt)	1,795	1,784	2,060	2,176	—	4,236	3,180
Sales thermal coal - export	(kt)	1,746	1,619	2,180	2,012	—	4,192	3,110

(1)	BHP completed the sale of its 33.3 per cent interest in Cerrejón on 11 January 2022. Production reported until 31 December 2021.

BHP Operational Review for the nine months ended 31 March 2022	16

Production and sales report
		Quarter ended					Year to date
		Mar	Jun	Sep	Dec	Mar	Mar	Mar
		2021	2021	2021	2021	2022	2022	2021
Other
Nickel production is reported on the basis of saleable product

Nickel West, Australia
Mt Keith
Nickel concentrate	(kt)	54.1	50.4	53.7	47.0	47.1	147.8	174.2
Average nickel grade	(%)	13.3	13.3	14.6	13.2	14.4	14.1	14.7

Leinster
Nickel concentrate	(kt)	71.5	71.4	73.8	77.4	78.0	229.2	210.5
Average nickel grade	(%)	10.2	10.5	8.9	9.1	8.9	9.0	9.6

Saleable production
Refined nickel (1)	(kt)	15.2	17.1	14.4	18.2	13.3	45.9	52.9
Nickel sulphate (2)	(kt)	—	—	—	0.4	0.7	1.1	—
Intermediates and nickel by-products (3)	(kt)	5.2	5.3	3.4	2.9	4.7	11.0	13.7

Total nickel	(kt)	20.4	22.4	17.8	21.5	18.7	58.0	66.6

Cobalt by-products	(t)	273	241	177	220	125	522	747

Sales
Refined nickel (1)	(kt)	15.0	17.8	13.8	16.9	15.3	46.0	53.0
Nickel sulphate (2)	(kt)	—	—	—	0.1	0.7	0.8	—
Intermediates and nickel by-products (3)	(kt)	5.9	4.0	3.9	3.1	2.7	9.7	13.1

Total nickel	(kt)	20.9	21.8	17.7	20.1	18.7	56.5	66.1

Cobalt by-products	(t)	273	241	177	220	125	522	748

(1)	High quality refined nickel metal, including briquettes and powder.
(2)	Nickel sulphate crystals produced from nickel powder.
(3)	Nickel contained in matte and by-product streams.

BHP Operational Review for the nine months ended 31 March 2022	17

Production and sales report

		Quarter ended					Year to date
		Mar 2021	Jun 2021	Sep 2021	Dec 2021	Mar 2022	Mar 2022	Mar 2021
Discontinued operations
Petroleum (1) (2)

Bass Strait
Crude oil and condensate	(Mboe)	859	1,205	1,201	971	895	3,067	3,167
NGL	(Mboe)	1,035	1,563	1,655	1,140	1,149	3,944	3,752
Natural gas	(bcf)	22.7	32.8	35.8	25.8	22.4	84.0	80.2

Total petroleum products	(Mboe)	5,677	8,235	8,823	6,411	5,777	21,011	20,285

North West Shelf
Crude oil and condensate	(Mboe)	1,183	933	973	1,027	1,016	3,016	3,578
NGL	(Mboe)	188	177	148	180	185	513	515
Natural gas	(bcf)	31.1	26.5	24.3	25.8	26.4	76.5	91.1

Total petroleum products	(Mboe)	6,554	5,527	5,171	5,507	5,601	16,279	19,276

Pyrenees
Crude oil and condensate	(Mboe)	679	690	710	723	684	2,117	2,342

Total petroleum products	(Mboe)	679	690	710	723	684	2,117	2,342

Macedon
Crude oil and condensate	(Mboe)	1	—	1	1	—	2	3
Natural gas	(bcf)	12.4	12.6	12.7	12.6	12.5	37.8	37.7

Total petroleum products	(Mboe)	2,068	2,100	2,118	2,101	2,083	6,302	6,287

Atlantis (3)
Crude oil and condensate	(Mboe)	2,590	3,117	3,171	3,222	2,692	9,085	7,396
NGL	(Mboe)	171	218	222	186	171	579	472
Natural gas	(bcf)	1.4	1.6	1.7	1.5	1.3	4.5	3.7

Total petroleum products	(Mboe)	2,994	3,602	3,676	3,658	3,080	10,414	8,484

Mad Dog (3)
Crude oil and condensate	(Mboe)	1,209	1,099	1,155	1,137	964	3,256	3,350
NGL	(Mboe)	57	77	46	56	35	137	143
Natural gas	(bcf)	0.2	0.2	0.2	0.1	0.1	0.4	0.5

Total petroleum products	(Mboe)	1,299	1,209	1,234	1,210	1,016	3,460	3,576

Shenzi (3)
Crude oil and condensate	(Mboe)	2,328	2,023	2,016	2,335	2,378	6,729	5,487
NGL	(Mboe)	130	87	102	134	114	350	288
Natural gas	(bcf)	0.4	0.1	0.4	0.4	0.4	1.2	1.0

Total petroleum products	(Mboe)	2,525	2,127	2,185	2,536	2,559	7,280	5,942

Trinidad/Tobago
Crude oil and condensate	(Mboe)	139	236	491	396	288	1,175	337
Natural gas	(bcf)	14.4	14.7	13.3	13.9	12.7	39.9	37.7

Total petroleum products	(Mboe)	2,539	2,686	2,708	2,713	2,405	7,826	6,620

Other Americas (3) (4)
Crude oil and condensate	(Mboe)	187	104	83	81	91	255	589
NGL	(Mboe)	—	8	3	—	6	9	13
Natural gas	(bcf)	—	0.1	—	—	0.1	0.1	0.1

Total petroleum products	(Mboe)	187	129	86	81	114	281	619

BHP Operational Review for the nine months ended 31 March 2022	18

Production and sales report
			Quarter ended					Year to date
			Mar 2021	Jun 2021	Sep 2021	Dec 2021	Mar 2022	Mar 2022	Mar 2021

Algeria
Crude oil and condensate	(Mboe	)	845	668	774	756	788	2,318	2,405

Total petroleum products	(Mboe	)	845	668	774	756	788	2,318	2,405

Total production
Crude oil and condensate	(Mboe	)	10,020	10,075	10,575	10,649	9,796	31,020	28,654
NGL	(Mboe	)	1,581	2,130	2,176	1,696	1,660	5,532	5,183
Natural gas	(bcf	)	82.6	88.6	88.4	80.1	75.9	244.4	252.0

Total	(Mboe	)	25,368	26,972	27,484	25,695	24,106	77,285	75,837

(1)

BHP announced a binding share sale agreement for the proposed merger of BHP’s oil and gas portfolio with Woodside in November 2021 with completion of the merger expected to occur on 1 June 2022. The effective date of the merger is 1 July 2021.

(2)	Total boe conversions are based on 6 bcf of natural gas equals 1,000 Mboe. Negative production figures represent finalisation adjustments.
(3)	Gulf of Mexico volumes are net of royalties.
(4)	Other Americas includes Neptune, Genesis and Overriding Royalty Interest.

BHP Operational Review for the nine months ended 31 March 2022	19

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BHP Group Limited
Date: April 21, 2022	By:	/s/ Stefanie Wilkinson
	Name:	Stefanie Wilkinson
	Title:	Group Company Secretary